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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0722 Expires: September 30, 2021 Estimated average burden hours per response . . . . . . . 5.0

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported)	July 1, 2020

American Hospitality Properties REIT, Inc.

(Exact name of issuer as specified in its charter)

Delaware	83-2386947
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

5950 Berkshire Lane, Suite 850, Dallas, Texas 75225

(Full mailing address of principal executive offices)

(214) 750-2967

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:	Common Stock

Item 4.  Changes to Issuer’s Certifying Accountant.

(a)	The Board of Directors of American Hospitality Properties REIT, Inc. (the “Company”) has made the decision to change the Company’s independent accountant and dismissed Moss Adams LLP (“Moss Adams”) as the Company’s independent accountant. The audit report of Moss Adams on the Company’s financial statements as of and for the fiscal year ended December 31, 2018 did not contain any adverse opinion or disclaimer of opinion, and they were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal year ended December 31, 2018 and through July 1, 2020, there were (1) no disagreements within the meaning of Item 304(a)(1)(iv) of Regulation S-K and the related instructions between the Company and Moss Adams on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved to Moss Adams’ satisfaction, would have caused Moss Adams to make reference thereto in its report, and (2) no “reportable events” within the meaning of Item 304(a)(1)(v) of Regulation S-K.

(b)	On July 1, 2020, the Company made the decision to engage J.F Bodden, P.C. (“Bodden”) as the Company’s independent accountant for the fiscal year ended December 31, 2019 and the fiscal year ending December 31, 2020. During the fiscal year ended December 31, 2018, and through July 1, 2020, neither the Company nor anyone on its behalf has consulted with Bodden regarding: (1) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that Bodden concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; (2) any matter that was the subject of a disagreement within the meaning of Item 304(a)(1)(iv) of Regulation S-K and the related instructions; or (3) any reportable event within the meaning of Item 304(a)(1)(v) of Regulation S-K.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter)	American Hospitality Properties REIT, Inc.

By (Signature and Title)	/s/ W.L. “Perch” Nelson

Date	July 13, 2020

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